UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

1 Yahadut Canada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

Results of Special General Shareholder Meeting

On August 25, 2022, Formula Systems (1985) Ltd. (“we,” “us” or the “Company”) held its special general meeting of shareholders (the “Meeting”) at the Company’s offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel. At the Meeting, our shareholders voted on the below-listed proposals, each of which is described in more detail in our notice and proxy statement for the Meeting (the “Notice” and “Proxy Statement”, respectively), which were attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on July 21, 2022.

Based on the presence in person or by proxy of holders of our outstanding ordinary shares (including ordinary shares represented by American Depositary Shares) constituting a quorum, the following proposals (Proposals 1 through 2 described in the Notice and Proxy Statement) were presented to our shareholders, with the following results based on the requisite majorities for approval of each such proposal under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

1.

Election of Ms. Karolina Rzonca-Bajorek to the Company’s board of directors (the “Board”) (including an approval of an increase in the authorized size of the Board from five (5) to seven (7) members), to hold office until the Company’s next annual general meeting of shareholders and until her successor is duly elected and qualified.: Approved.

2.

Election of Ms. Gabriela Żukowicz to the Board (including an approval of an increase in the authorized size of the Board from five (5) to seven (7) members), to hold office until the Company's next annual general meeting of shareholders and until her successor is duly elected and qualified.: Approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: August 25, 2022	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer